DUNXIN FINANCIAL HOLDINGS LIMITED

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Sonia Bednarowski
J. Nolan McWilliams

August 4, 2022

Re:	Dunxin Financial Holdings Limited
Registration Statement on Form F-3, as amended (File No. 333-264179)
Initially Filed April 7, 2022
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dunxin Financial Holdings Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 9:00 a.m. ET on August 8, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ Ricky Qizhi Wei
Name: Ricky Qizhi Wei
Title: Chief Executive Officer, Chairman, and Director

cc:	Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC